

Entity Profile Information

Viewed on April 03, 2025

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/01/2013

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/01/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	11/26/2012
SWAP DEALER PENDING	11/26/2012

NFA ID 0299086 WELLS FARGO INVESTMENT INSTITUTE INC

PRINCIPAL WITHDRAWN	06/09/2022
PRINCIPAL APPROVED	07/12/2017
PRINCIPAL PENDING	07/06/2017

Outstanding Requirements

Annual Due Date: 5/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 8/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 11/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 2/1/2026

ANNUAL REGISTRATION UPDATE REQUIRED

MEMBER QUESTIONNAIRE REQUIRED



Business Information

Name	**WELLS FARGO BANK NATIONAL ASSOCIATION**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**Not provided**

Business Address

Street Address 1	**101 N. PHILLIPS AVENUE**
City	**SIOUX FALLS**
State (United States only)	**SOUTH DAKOTA**
Zip/Postal Code	**57104**
Country	**UNITED STATES**
Phone Number	**212-214-6236**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**WWW.WELLSFARGO.COM**
CRD/IARD ID	**Not provided**



Other Names

Viewed on April 03, 2025

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

WELLS FARGO BANK NA
ALIAS



Location of Business Records

Viewed on April 03, 2025

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

Street Address 1	**550 SOUTH TRYON STREET**
Street Address 2	**6TH FLOOR**
Street Address 3	**D1086-060**
City	**CHARLOTTE**
State	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**



Principal Name and Financial Interest

Viewed on April 03, 2025

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
BRAZIL	BANCO CENTRAL DO BRASIL/BRAZILIAN CENTRAL BANK
CAYMAN ISLANDS	CAYMAN ISLANDS MONETARY AUTHORITY
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
COLOMBIA	SUPERINTENDENCIA FINANCIERA DE COLOMBIA
VIETNAM	STATE BANK OF VIETNAM
TAIWAN (CHINESE TAIPEI)	FINANCIAL SUPERVISORY COMMISSION
INDIA	RESERVE BANK OF INDIA
CHINA	PEOPLES BANK OF CHINA
CHINA	CHINA BANKING REGULATORY COMMISSION
CANADA	OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
REPUBLIC OF KOREA	BANK OF KOREA
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
REPUBLIC OF KOREA	FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE
REPUBLIC OF KOREA	MINISTRY OF FINANCE AND ECONOMY
CHINA	CHINA BANKING AND INSURANCE REGULATORY COMMISSION
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
HONG KONG	HONG KONG MONETARY AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
JAPAN	BANK OF JAPAN
CHINA	STATE ADMINISTRATION OF FOREIGN EXCHANGE

TAIWAN (CHINESE TAIPEI)	CENTRAL BANK OF THE REPUBLIC OF CHINA
JAPAN	FINANCIAL SERVICES AGENCY
REPUBLIC OF KOREA	MINISTRY OF STRATEGY AND FINANCE



NFA

Registration Contact Information

Viewed on April 03, 2025

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

First Name	**CHRIS**
Last Name	**RAGSDALE**
Title	**COMPLIANCE SR MGR**
Street Address 1	**1 N JEFFERSON ST**
Street Address 2	**5TH FLOOR**
Street Address 3	**MAC H0004-05E**
City	**ST. LOUIS**
State (United States only)	**MISSOURI**
Zip/Postal Code	**63103**
Country	**UNITED STATES**
Phone	**314-875-3294**
Email	**CHRIS.RAGSDALE@WELLSFARGO.COM**



Enforcement/Compliance Communication Contact Information

First Name	**PAM**
Last Name	**FRAZIER**
Title	**LEAD BUSINESS EXECUTION CONSULTANT**
Street Address 1	**401 S TRYON ST**
Street Address 2	**MAC D1050-219**
City	**CHARLOTTE**
State (United States only)	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**
Phone	**704-617-0934**
Fax	**704-410-0241**
Email	**PAM.FRAZIER@WELLSFARGO.COM**

First Name	**NICK**
Last Name	**IULIUCCI**
Title	**REGULATORY RELATIONS**
Street Address 1	**58 S SERVICE RD**
Street Address 2	**1ST FL**
Street Address 3	**MAC: J0145-015**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**11747**
Country	**UNITED STATES**
Phone	**212-214-6907**
Email	**NICK.IULIUCCI@WELLSFARGO.COM**

First Name	**PETER**
Last Name	**MACCHIO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**500 W. 33RD STREET**
Street Address 2	**30 HUDSON YARDS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-214-1109**
Email	**PETER.MACCHIO@WELLSFARGO.COM**

First Name	**RAFFIE**
Last Name	**MARKARIAN**
Title	**COMPLIANCE DIRECTOR**
Street Address 1	**30 HUDSON YARDS**
Street Address 2	**14TH FL**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-214-5726**
Email	**RAFFIE.MARKARIAN@WELLSFARGO.COM**

First Name	**STEPHEN**
Last Name	**MONTGOMERY**
Title	**COMPLIANCE MANAGER**
Street Address 1	**10 S WACKER DR**
City	**CHICHAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**312-368-6481**
Email	**STEPHEN.B.MONTGOMERY@WELLSFARGO.COM**



Membership Contact Information

Membership Contact

First Name	**CHRIS**
Last Name	**RAGSDALE**
Title	**COMPLIANCE SR MGR**
Street Address 1	**1 N JEFFERSON ST**
Street Address 2	**5TH FLOOR**
Street Address 3	**MAC H0004-05E**
City	**ST. LOUIS**
State (United States only)	**MISSOURI**
Zip/Postal Code	**63103**
Country	**UNITED STATES**
Phone	**314-875-3294**
Email	**CHRIS.RAGSDALE@WELLSFARGO.COM**

Accounting Contact

First Name	**ILIANA**
Last Name	**DIMITROVA**
Title	**MANAGER**
Street Address 1	**DCS BROKERAGE**
Street Address 2	**550 S TRYON ST**
Street Address 3	**MAC D1086-063**
City	**CHARLOTTE**
State (United States only)	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**
Phone	**704-410-8491**
Email	**DCSBROKERAGE@WELLSFARGO.COM**

Arbitration Contact

First Name	**STEPHEN**
Last Name	**MONTGOMERY**
Title	**COMPLIANCE DIRECTOR**
Street Address 1	**10 S WACKER DR**
City	**CHICAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**312-368-6481**
Email	**STEPHEN.B.MONTGOMERY@WELLSFARGO.COM**

Compliance Contact

First Name	**STEPHEN**
Last Name	**MONTGOMERY**
Title	**COMPLIANCE DIRECTOR**
Street Address 1	**10 S WACKER DR**
City	**CHICAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**312-368-6481**
Email	**STEPHEN.B.MONTGOMERY@WELLSFARGO.COM**

Chief Compliance Officer Contact

First Name	**PETER**
Last Name	**MACCHIO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**500 W. 33RD STREET**
Street Address 2	**30 HUDSON YARDS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10007**
Country	**UNITED STATES**
Phone	**212-214-1109**
Email	**PETER.MACCHIO@WELLSFARGO.COM**



Online Registration System

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NFA ID 0399337 Enter WELLS FARGO BANK NATIONAL ASSOCIATION

No information available.



Principal Information

Individual Information

NFA ID	0569532
Name	ALEXANDER, SIDDHARTH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2025

NFA ID	0244096
Name	BARRY, JUDITH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-10-2023

NFA ID	0477406
Name	BONNER, BENJAMIN THOMAS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-20-2014

NFA ID	0564962
Name	BURNS, MARK CHRISTOPHER
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-22-2024

NFA ID	0303002
Name	CHANCY, MARK ALAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-21-2020

NFA ID	0200242
Name	CRAVER, THEODORE F JR
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-22-2019

NFA ID	0452324
Name	DAVIS, RICHARD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-20-2024

NFA ID	0570307
Name	DYBLE, NIGEL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	PENDING
Effective Date	04-03-2025

NFA ID	0427087
Name	GNALL, JAMES WILLIAM
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2021

NFA ID	0552982
Name	HEITMAN, BRADFORD JACK
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-12-2022

NFA ID	0554229
Name	HINDMAN, VINCENT PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	02-24-2023
NFA ID	0546565
Name	KEARNS, WILLIAM JOSEPH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-25-2022
NFA ID	0567781
Name	KIKUCHI, TOMOMI
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-16-2025
NFA ID	0300619
Name	KOHN, MARK JONATHAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-23-2021
NFA ID	0563196
Name	LEE, CHRISTOPHER MATTHEW
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-24-2024
NFA ID	0552260
Name	MACCHIO, PETER
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-20-2022
NFA ID	0550747
Name	MARCHAL, CHRISTOPHER
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No

Status	APPROVED
Effective Date	09-19-2022
NFA ID	0547721
Name	MARRIOTT, JAMES DOUGLAS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-01-2022
NFA ID	0422776
Name	MCEVOY, GRAEME EDWARD BRIAN
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-29-2024
NFA ID	0559619
Name	MORANTE, ALESSANDRO
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-13-2023
NFA ID	0563771
Name	MORKEN, CECELIA GLENN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-15-2024
NFA ID	0524015
Name	MORRIS, MARIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-02-2019
NFA ID	0264809
Name	ONEILL, JAMES PATRICK
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION

10% or More Interest	No
Status	APPROVED
Effective Date	10-05-2022

NFA ID	0537698
Name	PAPSON, ALEXANDER FRANCIS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-26-2021

NFA ID	0548924
Name	PECK, CHARLES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-14-2022

NFA ID	0550221
Name	RIVAS, FERNANDO
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	08-19-2024

NFA ID	0566602
Name	SABA, SHARIF MAURICE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-21-2024

NFA ID	0534329
Name	SANTOMASSIMO, MICHAEL
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-23-2020

NFA ID	0288529
Name	SCHARF, CHARLES WILLIAM

TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-25-2019

NFA ID	0482001
Name	SHARRETT, THAD MARCUS
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-23-2020

NFA ID	0547697
Name	SMITH, DANIEL DAVID
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-24-2024

NFA ID	0566604
Name	TRAINOR, JILL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-21-2024

NFA ID	0534066
Name	WAN, MAN YI MANDY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-07-2021

NFA ID	0566603
Name	WANG, JAMES L
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2024

Holding Company Information

NFA ID	0451284
Full Name	WFC HOLDINGS LLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-30-2012

Disciplinary Information - Firm Criminal Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

Back to Summary   Amend

Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: Show Questions

☐ A ☐ B ☐ C

Criminal Case Information

COURT TYPE AND FILING DATE

Court Type:

Date Filed:

COURT INFORMATION

Name of Court:

City or County: State: Country:

CASE INFORMATION

Case Number: Case Status:

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

ON DECEMBER 8, 2011, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY ENTERED A FINAL JUDGMENT AS TO DEFENDANT WACHOVIA BANK IN THE MATTER OF SECURITIES AND EXCHANGE COMMISSION V. WACHOVIA BANK, N.A., NOW KNOWN AS WELLS FARGO BANK N.A., SUCCESSOR BY MERGER, WHICH, AMONG OTHER THINGS, RESTRAINED AND ENJOINED WACHOVIA BANK AND ITS EMPLOYEES FROM VIOLATING SECTION 17(A) OF THE SECURITIES ACT OF 1933 IN CONNECTION WITH THE OFFER OR SALE OF SECURITIES. THE ORDER WAS ENTERED IN CONNECTION WITH A SETTLEMENT OF ALLEGATIONS THAT WACHOVIA BANK HAD VIOLATED THE ANTITRUST LAWS OF THE UNITED STATES BY ALLEGEDLY ENGAGING IN BID-RIGGING RELATED TO THE REINVESTMENT OF MUNICIPAL BOND PROCEEDS. WACHOVIA BANK NEITHER ADMITTED NOR DENIED THE ALLEGATIONS. A NUMBER OF OTHER FINANCIAL INSTITUTIONS ALSO AGREED TO SIMILAR SETTLEMENTS. IN ADDITION, ON DECEMBER 8, 2011, WACHOVIA BANK ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE UNITED STATES DEPARTMENT OF JUSTICE (THE "DOJ"). IN THE AGREEMENT, THE DOJ AGREED NOT TO PROSECUTE WACHOVIA BANK FOR VIOLATIONS OF THE ANTITRUST LAWS; WHICH WACHOVIA BANK ACKNOWLEDGED CERTAIN OF ITS EMPLOYEES HAD COMMITTED. WACHOVIA AGREED THAT IT WOULD, AMONG OTHER THINGS, NOT VIOLATE ANY PROVISION OF FEDERAL CRIMINAL LAW FOR A PERIOD OF A YEAR; IF IT DOES, THE DOJ RESERVED THE RIGHT TO REINSTATE THE CHARGES. WELLS FARGO BANK ANTICIPATES THE NON-PROSECUTION AGREEMENT WILL BE TERMINATED AFTER THE EXPIRATION OF THE ONE YEAR PERIOD, WHICH WILL HAVE RUN ON DECEMBER 8, 2012.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID 0399337

WELLS FARGO BANK NATIONAL ASSOCIATION

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Criminal Disclosure Matter Summary (1 DMP)

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Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16148	11/26/2012	U.S DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY, SEC V. WACHOVIA BANK, N.A., N.K.A WELLS FARGO				

Archived Criminal Disclosure Matter Summary

There are currently no archived DMPs.



Disciplinary Information - Criminal Disclosures

Viewed on January 17, 2024

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

All the DMP section data has been loaded.   ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ▦ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

REGULATORY ACTION INITIATED BY: OFFICE OF THE COMPTROLLER OF THE CURRENCY (OCC)
RELIEF SOUGHT: CIVIL AND ADMINISTRATIVE PENALTIES/FINES OF $500,000,000.00, RESTITUTION, DISGORGEMENT, CEASE AND DESIST
PRINCIPAL PRODUCT: BANKING PRODUCTS (OTHER THAN CD(S))
FORMAL ACTION: AA-EC-2018-15 & AA-EC-2018-16

DESCRIBE ALLEGATIONS:
WITHOUT ADMITTING OR DENYING THE FINDINGS OF FACT OR CONCLUSIONS OF LAW, THE BANK CONSENTED TO THE ISSUANCE OF AN ORDER IN WHICH THE CFPB FOUND THAT THE BANK ENGAGED IN UNFAIR ACTS OR PRACTICES IN VIOLATION OF SECTIONS 1031(C) AND 1036(A)(1)(B) OF THE CONSUMER FINANCIAL PROTECTION ACT OF 2010 (CFPA) FOR CERTAIN SPECIFIED ACTS AND PRACTICES RELATED TO: (1) THE BANK'S FAILURE TO FOLLOW THE MORTGAGE-INTEREST-RATE-LOCK PROCESS IT EXPLAINED TO SOME PROSPECTIVE BORROWERS; AND (2) THE BANK'S FORCE-PLACED AUTOMOBILE COLLATERAL PROTECTION INSURANCE (CPI) PROGRAM. IN ADDITION TO ORDERING THE BANK TO STOP ENGAGING IN THE SPECIFIED ACTS AND PRACTICES, THE ORDER FURTHER REQUIRES THE BANK TO: (1) MAINTAIN A COMPLIANCE COMMITTEE RESPONSIBLE FOR MONITORING AND OVERSEEING THE BANK'S COMPLIANCE WITH THE PROVISIONS OF THE ORDER; (2) SUBMIT AN

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

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imposed?:

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ON DECEMBER 8, 2011, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY ENTERED A FINAL JUDGMENT AS TO DEFENDANT WACHOVIA BANK IN THE MATTER OF SECURITIES AND EXCHANGE COMMISSION V. WACHOVIA BANK, N.A., NOW KNOWN AS WELLS FARGO BANK N.A., SUCCESSOR BY MERGER, WHICH, AMONG OTHER THINGS, RESTRAINED AND ENJOINED WACHOVIA BANK AND ITS EMPLOYEES FROM VIOLATING SECTION 17(A) OF THE SECURITIES ACT OF 1933 IN CONNECTION WITH THE OFFER OR SALE OF SECURITIES. THE ORDER WAS ENTERED IN CONNECTION WITH A SETTLEMENT OF ALLEGATIONS THAT WACHOVIA BANK HAD VIOLATED THE ANTITRUST LAWS OF THE UNITED STATES BY ALLEGEDLY ENGAGING IN BID-RIGGING RELATED TO THE REINVESTMENT OF MUNICIPAL BOND PROCEEDS. WACHOVIA BANK NEITHER ADMITTED NOR DENIED THE ALLEGATIONS. A NUMBER OF OTHER FINANCIAL INSTITUTIONS ALSO AGREED TO SIMILAR SETTLEMENTS. IN ADDITION, ON DECEMBER 8, 2011, WACHOVIA BANK ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE UNITED STATES DEPARTMENT OF JUSTICE (THE "DOJ"). IN THE AGREEMENT, THE DOJ AGREED NOT TO PROSECUTE WACHOVIA BANK FOR VIOLATIONS OF THE ANTITRUST LAWS; WHICH WACHOVIA BANK ACKNOWLEDGED CERTAIN OF ITS EMPLOYEES HAD COMMITTED. WACHOVIA AGREED THAT IT WOULD, AMONG OTHER THINGS, NOT VIOLATE ANY PROVISION OF FEDERAL CRIMINAL LAW FOR A PERIOD OF A YEAR; IF IT DOES, THE DOJ RESERVED THE RIGHT TO REINSTATE THE CHARGES. WELLS FARGO BANK ANTICIPATES THE NON-PROSECUTION AGREEMENT WILL BE TERMINATED AFTER THE EXPIRATION OF THE ONE YEAR PERIOD, WHICH WILL HAVE RUN ON DECEMBER 8, 2012.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

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❓ Were any of the following sanctions
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ON APRIL 24, 2008, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") AND WACHOVIA BANK, NATIONAL ASSOCIATION, A BANK THAT SUBSEQUENTLY MERGED INTO WELLS FARGO BANK IN MARCH 2010, ENTERED INTO A CONSENT ORDER FOR A CIVIL MONEY PENALTY AS A RESULT OF WACHOVIA BANK'S ACCOUNT RELATIONSHIP WITH A PAYMENT PROCESSOR FOR TELEMARKETERS. AS PART OF THAT ACCOUNT RELATIONSHIP, WACHOVIA BANK PROCESSED REMOTELY CREATED CHECKS GENERATED BY CERTAIN TELEMARKETERS, WHICH WERE CUSTOMERS OF WACHOVIA BANK'S PAYMENT PROCESSOR CUSTOMER, FROM INFORMATION OBTAINED FROM CONSUMERS. IN CONNECTION WITH ITS HANDLING OF THE ACCOUNT ACTIVITIES OF THE PAYMENT PROCESSORS AND DIRECT TELEMARKETERS, THE OCC FOUND THAT THE BANK ENGAGED IN UNFAIR PRACTICES IN VIOLATION OF SECTION 5 OF THE FEDERAL TRADE COMMISSION ACT, 15 U.S.C. SECTION 45(A)(1). WACHOVIA BANK PAID A CIVIL MONEY PENALTY AND PROVIDED REMEDIATION TO CONSUMERS ALLEGED TO HAVE BEEN HARMED BY THE TELEMARKETERS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

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REGULATORY ACTION INITIATED BY: BUREAU OF CONSUMER FINANCIAL PROTECTION
RELIEF SOUGHT: CIVIL AND ADMINISTRATIVE PENALTIES/FINES OF $500,000,000.00, RESTITUTION, DISGORGEMENT, CEASE AND DESIST
PRINCIPAL PRODUCT: BANKING PRODUCTS (OTHER THAN CD(S))
FORMAL ACTION: 2018-BCFP-0001
DESCRIBE ALLEGATIONS:
WITHOUT ADMITTING OR DENYING THE FINDINGS OF FACT OR CONCLUSIONS OF LAW, THE BANK CONSENTED TO THE ISSUANCE OF AN ORDER IN WHICH THE CFPB FOUND THAT THE BANK ENGAGED IN UNFAIR ACTS OR PRACTICES IN VIOLATION OF SECTIONS 1031(C) AND 1036(A)(1)(B) OF THE CONSUMER FINANCIAL PROTECTION ACT OF 2010 (CFPA) FOR CERTAIN SPECIFIED ACTS AND PRACTICES RELATED TO: (1) THE BANK'S FAILURE TO FOLLOW THE MORTGAGE-INTEREST-RATE-LOCK PROCESS IT EXPLAINED TO SOME PROSPECTIVE BORROWERS; AND (2) THE BANK'S FORCE-PLACED AUTOMOBILE COLLATERAL PROTECTION INSURANCE (CPI) PROGRAM. IN ADDITION TO ORDERING THE BANK TO STOP ENGAGING IN THE SPECIFIED ACTS AND PRACTICES, THE ORDER FURTHER REQUIRES THE BANK TO: (1) MAINTAIN A COMPLIANCE COMMITTEE RESPONSIBLE FOR MONITORING AND OVERSEEING THE BANK'S COMPLIANCE WITH THE PROVISIONS OF THE ORDER; (2) SUBMIT AN ACCEPTABLE ENTERPRISE-WIDE COMPLIANCE RISK MANAGEMENT PLAN DESIGNED TO ENSURE THE BANK'S ACTS AND PRACTICES COMPLY WITH FEDERAL CONSUMER

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

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> 1. REGULATORY ACTION INITIATED BY: U.S. DEPARTMENT OF JUSTICE
> 2. PRINCIPAL SANCTION: CIVIL AND ADMINISTRATIVE PENALTIES/FINES
> OTHER SANCTIONS: LEAVE BLANK
>
> 3. DATE INITIATED: (EXACT) 08/01/2018
> 4. DOCKET/CASE NUMBER: LEAVE BLANK
> 5. CONTROL AFFILIATE (EMPLOYING FIRM...): WELLS FARGO BANK, N.A
> 6. PRINCIPAL PRODUCT TYPE: BANKING PRODUCTS (OTHER THAN CDS)
> 7. DESCRIBE THE ALLEGATIONS:
>
> WITHOUT ADMITTING LIABILITY, THE BANK CONSENTED TO A CIVIL SETTLEMENT AGREEMENT IN WHICH THE US DOJ ALLEGED THE BANK ENGAGED IN VIOLATIONS COVERED UNDER THE FINANCIAL INSTITUTIONS REFORM, RECOVERY AND ENFORCEMENT ACT OF 1989, 12 U.S.C. § 1833A, RELATED TO REPRESENTATIONS, DISCLOSURES

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

---

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

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1. REGULATORY ACTION INITIATED BY: U.S. DEPARTMENT OF JUSTICE
2. PRINCIPAL SANCTION: CIVIL AND ADMINISTRATIVE PENALTIES/FINES
OTHER SANCTIONS: LEAVE BLANK

3. DATE INITIATED: (EXACT) 08/01/2018
4. DOCKET/CASE NUMBER: LEAVE BLANK
5. CONTROL AFFILIATE (EMPLOYING FIRM...): WELLS FARGO BANK, N.A
6. PRINCIPAL PRODUCT TYPE: BANKING PRODUCTS (OTHER THAN CDS)
7. DESCRIBE THE ALLEGATIONS:

WITHOUT ADMITTING LIABILITY, THE BANK CONSENTED TO A CIVIL SETTLEMENT AGREEMENT IN WHICH THE US DOJ ALLEGED THE BANK ENGAGED IN VIOLATIONS COVERED UNDER THE FINANCIAL INSTITUTIONS REFORM, RECOVERY AND ENFORCEMENT ACT OF 1989, 12 U.S.C. § 1833A, RELATED TO REPRESENTATIONS, DISCLOSURES

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

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ON JUNE 16, 2015, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED CONSENT ORDER # 2015-067 TO WELLS FARGO BANK, N.A. ("BANK"), AMENDING TWO PRIOR OCC CONSENT ORDERS AA-EC-11-19 AND # 2013-132, ALL RELATING TO RESIDENTIAL MORTGAGE SERVICING. THE BANK NEITHER ADMITTED NOR DENIED ANY WRONGDOING WITH RESPECT TO THE FINDINGS IN THE CONSENT ORDER. THE CONSENT ORDER AMENDED PROVISIONS OF THE PRIOR ORDERS RELATING TO A COMPLIANCE COMMITTEE, COMPREHENSIVE ACTION PLAN, COMPLIANCE PROGRAM, MANAGEMENT INFORMATION SYSTEMS AND RESIDENTIAL MORTGAGE SERVICING. THE BANK WAS ALSO RESTRICTED FROM PERFORMING AND/OR EXPANDING CERTAIN LISTED TYPES OF RESIDENTIAL MORTGAGE SERVICING ACTIVITIES PENDING FURTHER ACTION BY THE BANK AND ASSESSMENT BY THE OCC.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

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❓ Were any of the following sanctions imposed?:

Comments

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ON MAY 4, 2015, THE CITY ATTORNEY OF LOS ANGELES, CALIFORNIA FILED A CIVIL ACTION IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF LOS ANGELES ENTITLED PEOPLE OF THE STATE OF CALIFORNIA V. WELLS FARGO & COMPANY AND WELLS FARGO BANK, N.A., RELATING TO WELLS FARGO'S RETAIL BANKING OPERATIONS. THE COMPLAINT ALLEGES THAT WELLS FARGO PERSONNEL ENGAGED IN VARIOUS ALLEGEDLY IMPROPER ACTS AND PRACTICES DESIGNED TO MEET SALES GOALS AND QUOTAS, SUCH AS OPENING ACCOUNTS WITHOUT CUSTOMER AUTHORIZATION, MISREPRESENTING THAT CERTAIN PRODUCTS WERE AVAILABLE ONLY IN PACKAGES WITH OTHER PRODUCTS, MISUSING CUSTOMER DATA IN CONNECTION WITH THE FOREGOING, AND NOT DISCLOSING SUCH ALLEGED MISUSE TO CUSTOMERS. THE COMPLAINT ALLEGES THAT CUSTOMERS WERE HARMED BY, AMONG OTHER THINGS, INCURRING UNAUTHORIZED FEES. THE COMPLAINT ASSERTS CLAIMS UNDER CALIFORNIA BUSINESS & PROFESSIONS CODE § 17200, AND SEEKS AN INJUNCTION, DISGORGEMENT, CIVIL PENALTIES, COSTS, AND UNSPECIFIED OTHER RELIEF. WELLS FARGO HAS ANSWERED THE COMPLAINT BY DENYING ITS MATERIAL ALLEGATIONS AND ASSERTING VARIOUS AFFIRMATIVE DEFENSES, AND INTENDS VIGOROUSLY TO DEFEND AGAINST THE LAWSUIT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

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❓ Were any of the following sanctions imposed?:

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ON JUNE 3, 2015, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED CONSENT ORDERS # 2015-048 AND # 2015-051 TO WELLS FARGO BANK, N.A. ("BANK"), FINDING THAT THE BANK HAD ENGAGED IN UNFAIR AND DECEPTIVE MARKETING PRACTICES WITH REGARD TO IDENTITY PROTECTION AND DEBT CANCELLATION PRODUCTS THAT RESULTED IN VIOLATIONS OF SECTION 5 OF THE FEDERAL TRADE COMMISSION ACT. THE BANK NEITHER ADMITTED NOR DENIED THE FINDINGS. THE BANK WAS REQUIRED TO CEASE AND DESIST FROM VIOLATION OF SECTION 5 OF THE FTC ACT, PAY A CIVIL MONEY PENALTY OF $4,000,000 (PAID), MAKE REIMBURSEMENTS TO CONSUMERS AFTER A PLAN WAS DEVELOPED, AND ADDRESS MANAGEMENT OF THIRD-PARTIES PROVIDING SERVICES TO CONSUMERS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

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WELLS FARGO BANK, N.A., MUNICIPAL PRODUCTS GROUP
1. ACTION INITIATED BY: SECURITIES AND EXCHANGE COMMISSION (SEC)
2. RELIEF SOUGHT: CEASE AND DESIST, MONETARY FINE OF $440,000.00
3. FORMAL ACTION: CASE NUMBER 3-17096
4. WELLS FARGO BANK, N.A., MUNICIPAL PRODUCTS GROUP
5. DESCRIBE ALLEGATIONS: THE SECURITIES AND EXCHANGE COMMISSION (SEC) ALLEGED WELLS FARGO BANK, N.A. MUNICIPAL PRODUCTS GROUP (WFBNA MPG) CONDUCTED INADEQUATE DUE DILIGENCE IN CERTAIN OFFERINGS AND AS A RESULT, FAILED TO FORM A REASONABLE BASIS FOR BELIEVING THE TRUTHFULNESS OF CERTAIN MATERIAL REPRESENTATIONS IN OFFICIAL STATEMENTS ISSUED IN CONNECTION WITH THOSE OFFERINGS. THIS RESULTED IN WFBNA MPG OFFERING AND SELLING MUNICIPAL SECURITIES ON THE BASIS OF MATERIALLY MISLEADING DISCLOSURE DOCUMENTS. THE SEC ALLEGES WFBNA MPG WILLFULLY VIOLATED SECTION 17(A)(2) OF THE SECURITIES ACT OF 1933.
6. HOW WAS MATTER RESOLVED: CONSENT
7. RESOLUTION DATE: 02/02/2016

Supporting Documentation

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

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❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE CALIFORNIA DEPARTMENT OF INSURANCE FILED A DISCIPLINARY ACTION FOR ALLEGED IMPROPER SALES PRACTICES BETWEEN 2008 AND 2016 CONCERNING THE BANK'S ONLINE INSURANCE REFERRAL PROGRAM FOR RENTERS AND SIMPLIFIED-ISSUE TERM LIFE INSURANCE. THE INSURANCE PRODUCTS WERE OFFERED BY REFERRAL THROUGH THIRD-PARTY CARRIERS AMERICAN MODERN INSURANCE GROUP, ASSURANT, GREAT WEST FINANCIAL, AND PRUDENTIAL INSURANCE COMPANY. THE CALIFORNIA DEPARTMENT OF INSURANCE ALLEGES THAT WELLS FARGO'S ACTIONS ARE GROUNDS FOR SUSPENDING OR REVOKING THE INSURANCE LICENSES FOR WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC.

THE ACTION IS PENDING AND WE WILL FILE AN UPDATE WHEN THERE IS A RESOLUTION.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON FEBRUARY 4, 2003, THE CALIFORNIA CORPORATIONS COMMISSIONER (HEREAFTER "THE COMMISSIONER") INITIATED AN ADMINISTRATIVE PROCEEDING, IN THE MATTER OF THE ACCUSATION OF THE CALIFORNIA CORPORATIONS COMMISSIONER V. WELLS FARGO HOME MORTGAGE, INC., TO REVOKE THE RESIDENTIAL MORTGAGE LENDER AND RESIDENTIAL MORTGAGE LOAN SERVICER LICENSE (HEREAFTER "LICENSE") OF WELLS FARGO HOME MORTGAGE, INC. (HEREAFTER "WFHM"), A SUBSIDIARY THAT SUBSEQUENTLY MERGED INTO WELLS FARGO BANK, N.A. ON MAY 8, 2004. THE ADMINISTRATIVE PROCEEDING WAS INITIATED AFTER WFHM DID NOT RESPOND TO THE COMMISSIONER'S DEMANDS TO CONDUCT A SELF-AUDIT AND INSTEAD FILED A CIVIL LAWSUIT IN THE U.S. DISTRICT COURT FOR THE EASTERN DISTRICT OF CALIFORNIA, WELLS FARGO BANK V. BOUTRIS, ALLEGING THAT THE COMMISSIONER'S JURISDICTION WAS PREEMPTED BY FEDERAL LAW.

ON MARCH 10, 2003, THE DISTRICT COURT ISSUED AN ORDER ENJOINING THE COMMISSIONER FROM EXERCISING VISITORIAL POWERS OVER WFHM OR OTHERWISE PREVENTING WFHM FROM OPERATING IN CALIFORNIA, BASED UPON A FINDING THAT THE NATIONAL BANK ACT PREEMPTS THE COMMISSIONER'S EXERCISE OF INVESTIGATIVE AND LICENSING AUTHORITY OVER "OPERATING SUBSIDIARIES" OF NATIONAL BANKS. HOWEVER, THE DISTRICT COURT DENIED WFHM'S MOTION TO PRELIMINARILY ENJOIN THE COMMISSIONER FROM REVOKING WFHM'S LICENSE, AND ON MAY 2, 2003, THE COMMISSIONER ISSUED AN ORDER REVOKING WFHM'S LICENSE. ON AUGUST 1, 2005, WELLS FARGO BANK, N.A. (ON BEHALF OF WFHM) ENTERED INTO A SETTLEMENT AGREEMENT WITH THE COMMISSIONER WHEREBY THE

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON OCTOBER 9, 2012, A COMPLAINT, CAPTIONED UNITED STATES OF AMERICA V. WELLS FARGO BANK, N.A. WAS FILED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (12 CIV 7527) ALLEGING THAT WELLS FARGO HAD VIOLATED THE FEDERAL FALSE CLAIMS ACT AND THE FINANCIAL INSTITUTIONS REFORM, RECOVERY AND ENFORCEMENT ACT. THE COMPLAINT ALLEGES THAT SOME FHA MORTGAGES ORIGINATED BY WELLS FARGO BANK AND INSURED BY FHA FROM 2001 - 2010 DID NOT QUALIFY FOR THE PROGRAM, WHICH THE BANK ALLEGEDLY KNEW, AND THEREFORE THE BANK SHOULD NOT HAVE RECEIVED INSURANCE PROCEEDS FROM FHA WHEN A SUBSET OF THOSE LOANS LATER DEFAULTED. WELLS FARGO DISPUTES THE ALLEGATIONS AND, ON NOVEMBER 16, 2012, THE BANK FILED A MOTION TO DISMISS THE COMPLAINT. IF THE COURT WERE TO MAKE FINDINGS AGAINST WELLS FARGO BANK BASED ON THE ALLEGATIONS OF THE COMPLAINT, IT WOULD REQUIRE AN AFFIRMATIVE RESPONSE TO QUESTION E.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: OTHER FEDERAL AGENCY   Name of Regulatory Body: UNITED STATES DEPARTMENT OF JUSTICE

CASE INFORMATION

❓ Case Number: NONE   ❓ Case Status: FINAL

❓ Date Resolved:FEBRUARY 2020

❓ Were any of the following sanctions imposed?:   Other: CIVIL MONEY PENALTY

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On February 21, 2020, Wells Fargo & Company ("WFC"), the ultimate parent of Wells Fargo Bank, N.A. ("WFBNA"), entered into settlement agreements with the U.S. Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") to resolve these agencies' investigations into WFC's historical Community Bank sales practices and related disclosures. With respect to the DOJ, WFC and WFBNA entered into a settlement agreement with the Civil Division of the DOJ and the United States Attorney's Office for the Central District of California and a deferred prosecution agreement with the United States Attorney's Offices for the Central District of California and the Western District of North Carolina related to the sales practices conduct and agreed to pay a monetary penalty of $2.5 billion. WFC accepted and acknowledged responsibility for facts and conduct described in the deferred prosecution agreement, and no charges will be filed against WFC provided that WFC abides by all the terms of the agreement. With respect to the SEC, WFC (but not WFBNA) consented to the entry of a cease and desist order, which found that WFC violated Section 10(b) of the Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, and agreed to pay a civil penalty of $500 million and to be enjoined from future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. WFC also agreed to engage outside experienced securities counsel to conduct an assessment of the Regulation D policies and procedures of WFC and certain of its subsidiaries and to present to the SEC on the implementation of recommendations made by outside counsel.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
DOJ ORDER	WFC DOJ Order.pdf
SEC ORDER	WFC SEC Order.pdf

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: OTHER SELF-REGULATORY ORGANIZATION   Name of Regulatory Body: OFFICE OF COMPTROLLER OF THE CURRENCY (OCC)

CASE INFORMATION

❓ Case Number: AA-ENF-2021-29 & AA-ENF-2021-20   ❓ Case Status: FINAL

❓ Date Resolved:SEPTEMBER 2021

❓ Were any of the following sanctions imposed?:   Other: CIVIL AND ADMINISTRATIVE PENALTIES/FINES, UNDERTAKING

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

WITHOUT ADMITTING LIABILITY, THE BANK CONSENTED TO CONSENT AGREEMENTS IN WHICH THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (OCC) ALLEGED THE BANK ENGAGED IN (1) UNSAFE or UNSOUND PRACTICES RELATED TO LOSS MITIGATION ACTIVITIES AND INADEQUATE INDEPENDENT RISK MANAGEMENT AND INTERNAL AUDIT OF THE LOSS MITIGATION AND (2) VIOLATIONS COVERED UNDER THE 2018 CONSENT ORDER, AA-EC-2018-15.WELLS FARGO BANK, N.A. AGREED TO PAY A CIVIL MONEY PENALTY OF $250,000,000. TO THE OCC UPON ACCEPTANCE OF THE CONSENT AGREEMENT AND WITHIN 150 DAYS PROVIDE THE OCC EXAMINER-IN-CHARGE A WRITTEN ACCEPTABLE ACTION PLAN FOR REMEDIAL ACTIONS UNDER THE AGREEMENT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [All] entries   Search: [   ]

Description	Uploaded File
BD DRP FILING	WFS DRP for OCC Consent Undertaking 91521.pdf
CONSENT ORDER 1	WFBNA Consent Order OCC 91021 1.pdf
CONSENT ORDER 2	WFBNA Consent Order OCC 91021 2.pdf

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by: OTHER FEDERAL AGENCY Name of Regulatory Body: U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK

CASE INFORMATION

Case Number: 1:21-CV-08007 Case Status: FINAL

Date Resolved:SEPTEMBER 2021

Were any of the following sanctions imposed?: Other: CIVIL PENALTY/FINES, CIVIL ASSET FORFEITURE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The United States Attorney's Office for the Southern District of New York alleged that from 2010 through 2017, Wells Fargo Bank, N.A. defrauded 771 commercial customers who used the Bank's FX services by misrepresenting FX pricing levels and engaging in other improper FX pricing practices in violation of the mail fraud, wire fraud, and bank fraud statutes 18 U.S.C. §§ 1341, 1343, 1344.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
COMPLAINT	US v WF FIRREA Complaint 21cv08007 filed 9272021.pdf
FINRA DRP FILING	WFS FX filing Form BD DRP filing Final 92921.pdf
SETTLEMENT	US v WF Settlement Stipulation with WF 21cv 08007 filed 9272021.pdf

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: OTHER FEDERAL AGENCY   Name of Regulatory Body: CONSUMER FINANCIAL PROTECTION BUREAU

CASE INFORMATION

❓ Case Number: 2022-CFPB-0011   ❓ Case Status: FINAL

❓ Date Resolved:DECEMBER 2022

❓ Were any of the following sanctions imposed?:   Other: MONETARY FINE & RESTITUTION

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE CFPB ALLEGED THAT CERTAIN OF THE BANK'S AUTO LOAN SERVICING, MORTGAGE LOAN SERVICING, AND CONSUMER DEPOSIT ACCOUNT PRACTICES WERE UNFAIR, AND THAT ONE CONSUMER DEPOSIT ACCOUNT PRACTICE WAS DECEPTIVE, AS FURTHER DESCRIBED IN THE CONSENT ORDER.

PENALTY PAID 12/27/2022. REMEDIATION TO CUSTOMERS AND CERTAIN PROCESS CHANGES ARE IN PROCESS, AS FURTHER DESCRIBED IN THE ORDER.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
CFPB CONSENT ORDER	CFPB Consent Order.pdf

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
OTHER FEDERAL AGENCY Name of Regulatory Body: OCC

CASE INFORMATION

Case Number: AA-ENF-2024-72
Case Status: FINAL
Date Resolved:SEPTEMBER 2024

Were any of the following sanctions imposed?:
RESTRICTIONS/CONDITIONS

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On September 12, 2024, Wells Fargo Bank, N.A. entered into a formal agreement (the "Agreement") with the Office of the Comptroller of the Currency related to the bank's anti-money laundering and sanctions risk management practices. The Agreement's requirements include enhancements to AML and sanctions risk management practices, obtaining the OCC's acceptance of the bank's program for assessing the AML and sanctions risks of new offerings, and then providing notice to the OCC before expanding certain of those offerings.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
OCC-EAAA-ENF-2024	OCCeaAAENF202472.pdf

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Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

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Current Regulatory Disclosure Matter Summary (17 DMPs)

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Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	18844	02/09/2023	CONSUMER FINANCIAL PROTECTION BUREAU 2022-CFPB-0011	FINAL	12/2022		
E	17825	09/29/2021	U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK 1:21-CV-08007	FINAL	9/2021		
G, H	17817	09/16/2021	OFFICE OF COMPTROLLER OF THE CURRENCY (OCC) AA-ENF-2021-29 & AA-ENF-2021-20	FINAL	9/2021		
E	16954	04/15/2020	UNITED STATES DEPARTMENT OF JUSTICE NONE	FINAL	2/2020	03/20/2020	
	16140	08/29/2019	CA DOI FINAL LA201600665-AP				
	16141	08/10/2018	AUGUST 1, 2018 DOJ SETTLEMENT				
	16139	05/04/2018	WELLS FARGO BANK, N.A. CASE 2018-BCFP-0001				
	16136	05/04/2018	WELLS FARGO BANK, N.A. CASE AA-EC-2018-15 & AA-EC-2018-16				
	16146	02/20/2018	CA INSURANCE 2.2018				
	16145	02/13/2017	WELLS FARGO BANK, N.A., MPG SEC CONSENT				
	16144	07/15/2015	6/3/15 OCC CREDIT CARD ADD-ON PRODUCTS CONSENT ORDER				
	16143	07/15/2015	5/4/15 CITY ATTORNEY OF LOS ANGELES RETAIL BANKING LAWSUIT				
	16142	07/14/2015	OCC CONSENT ORDER # 2015-067 (RESIDENTIAL MORTGAGE SERVICING)				
	16147	01/17/2013	CALIFORNIA DEPARTMENT OF CORPORATIONS				
	16138	11/26/2012	OCC AND WACHOVIA BANK, N.A. CONSENT ORDER				
	16137	11/26/2012	U.S. DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY				
	16149	11/26/2012	UNITED STATES OF AMERICA V. WELLS FARGO BANK, N.A.				



Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Disciplinary Information - Firm Financial Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each action.

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Disclosure Question

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☐ J

Case Information

BANKRUPTCY CASE INFORMATION

United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:

Case Number:

ADVERSARY CASE INFORMATION

Court where the adversary action was filed:

Court Location:

Case Number of Adversary Action:

Adversary Action Status:

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

WELLS FARGO BANK IS A LARGE COMMERCIAL AND RETAIL BANK. IT LOANS MONEY OR ENGAGES IN OTHER FINANCIAL TRANSACTIONS WITH MILLIONS OF CUSTOMERS. AT ANY GIVEN TIME A NUMBER OF THOSE CUSTOMERS INITIATE BANKRUPTCY PROCEEDINGS AND WELLS FARGO BANK IS REGULARLY INVOLVED IN ADVERSARY ACTIONS COMMENCED BY BANKRUPTCY TRUSTEES IN CONSUMER AND COMMERCIAL BANKRUPTCIES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Financial Disclosure Matter Summary

| NFA ID | 0399337 | 🔍 | WELLS FARGO BANK NATIONAL ASSOCIATION |

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

Show 100 entries   Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16150	11/26/2012	VARIOUS				

❓ Archived Financial Disclosure Matter Summary ⌃

There are currently no archived DMPs.



Disciplinary Information - Financial Disclosures

Viewed on January 17, 2024

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes